

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 28, 2008

<u>via U.S. Mail</u>

Mr. Michael Hart, President
AMG Oil Ltd.
2800 – 600 17th Street
South Denver, CO 80202-5402

      Re: AMG Oil Ltd.
             Amendment No. 1 to Registration Statement on Form S-4
             Filed May 8, 2008
             File No. 333-149574

Dear Mr. Hart:

      We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please update your financial statements. See Rule 8-08 of Regulation S-X.

Risk Factors, page

2.   We note your response to our prior comment two and re-issue such comment with
        respect to expanding your risk factors discussion to include disclosure regarding
        how the continuation will affect your reporting obligations under U.S. securities
        laws and your U.S. shareholders' ability to effect service of process on you, your
        officers or your directors.

Exhibits

3.   We note your disclosure at page 27 that the shareholders will not be required to
        recognize any U.S. gain or loss on the continuation, and that there will be no U.S.
        tax consequences to any of the current stockholders. We also note your
        disclosure at page 29 that the continuation should not give rise to any liability for
        Canadian income tax to any stockholder. It would appear that a tax opinion
        would be required regarding such U.S. and Canadian tax consequences. See Item
        601(b)(8) of Regulation S-K.

4.   With respect to the disclosure referenced in comment 3 regarding liability for
        Canadian income tax to stockholders, if counsel determines that it cannot opine
        that the continuation will not give rise to any liability for Canadian income tax to
        any stockholder, counsel should explain why it cannot give a "will" opinion on
        this matter and should describe the degree of uncertainty in the opinion. In
        addition, you should include risk factor and other disclosure, as appropriate, to
        describe the related risks to investors.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

        <u>via facsimile</u>

        Michael H. Taylor, Esq.
        (604) 893-2669